UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. ___)*

Contura Energy, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

21241B100
(CUSIP Number)

Christopher P. Davis, Esq. Kleinberg, Kaplan, Wolff & Cohen, P.C. 500 Fifth Avenue, New York, New York 10110 (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 7, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  X .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Percy Rockdale LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,043,367

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,043,367

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,043,367

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Rio Royal LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
17,300

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
17,300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,300

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
MG Capital Management Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
18,974*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
18,974*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,974*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Including 85 shares of Common Stock issuable upon the exercise of certain warrants.

1	NAMES OF REPORTING PERSONS
Michael Gorzynski

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,062,341*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,062,341*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,062,341*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Including 85 shares of Common Stock issuable upon the exercise of certain warrants.

Item 1.	Security and Issuer.
This Statement on Schedule 13D (“Schedule 13D”) relates to the Common Stock, $0.01 par value (the “Common Stock” or “Shares”), of Contura Energy, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 340 Martin Luther King Jr. Blvd., Bristol, Tennessee 37620.
Item 2.	Identity and Background.
(a)            This Schedule 13D is being filed by (i) Percy Rockdale LLC, a Michigan limited liability company (“Percy Rockdale”), (ii) Rio Royal LLC, a Michigan limited liability company (“Rio Royal”), (iii) MG Capital Management, Ltd., a Cayman Islands company limited by shares (“MG Capital Management”), and (iv) Michael Gorzynski, a natural person, (“Mr. Gorzynski,” and, together with Percy Rockdale, Rio Royal and MG Capital Management, the “Reporting Persons”).
(b)            The principal business address for each of Percy Rockdale, Rio Royal and Mr. Gorzynski is 595 Madison Avenue, 29th Floor, New York, NY 10022. The principal business address of MG Capital Management is c/o Trident Trust Company (Cayman) Limited, Fourth Floor, One Capital Place, P.O. Box 847, Grand Cayman, KY1-1103, Cayman Islands.
(c)            Percy Rockdale, Rio Royal and MG Capital Management each hold the shares of Common Stock of the Issuer that are the subject of this statement.  The principal business of each of Percy Rockdale and Rio Royal is to invest in securities.  The principal business of MG Capital Management is to serve as an investment holding company and sole member of Rio Royal.  Mr. Gorzynski’s principal occupation is investing, and directing the investment of, assets, including by serving as the sole Manager of Percy Rockdale and the sole Director of MG Capital Management.  As a result of the foregoing relationships, (i) MG Capital Management may be deemed to beneficially own the Shares held by Rio Royal and  (ii) Mr. Gorzynski may be deemed to beneficially own the Shares held by each of Percy Rockdale and MG Capital Management.
(d) – (e)    During the last five years, none of the Reporting Persons have: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)            Percy Rockdale and Rio Royal are each Michigan limited liability companies.  MG Capital Management is a Cayman Islands company limited by shares.  Mr. Gorzynski is a citizen of the United States of America.
Item 3.	Source and Amount of Funds or Other Consideration.
Almost all of the Shares to which this Statement relates were purchased on behalf of the Reporting Person using the investment capital of the respective Reporting Person.  The aggregate amount of funds used for the purchase of such securities was approximately $4,602,966.89, excluding commissions. 1,674 of the Shares held directly by MG Capital Management were received on account of certain bonds issued by a predecessor of the Issuer.
Item 4.	Purpose of Transaction.
The Reporting Persons acquired the securities disclosed herein based on the Reporting Persons’ belief that the securities, when acquired, were undervalued and represented an attractive investment opportunity.
On October 7, 2020, the Reporting Persons issued a letter to the Board of Directors of the Issuer expressing their views on the management of the Issuer and the need to refresh its Board of Directors (the “Board Letter”).  The foregoing is qualified in its entirety by reference to the press release and Board Letter, the body of which is incorporated herein and attached hereto as Exhibit 99.1.

Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Person may endeavor from time to time (i) to increase or decrease its position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable and/or (ii) to enter into transactions that increase or hedge its economic exposure to the securities of the Issuer without affecting its beneficial ownership.
Except as otherwise disclosed in this Item 4 or the Shareholder Letter, the Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Person intends to review its investment in the Issuer on a periodic basis and may from time to time engage in discussions with management and the Board and other shareholders and potential shareholders of the Issuer concerning, among other things, the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to their respective investments in the Issuer as it deems appropriate including, without limitation, making proposals concerning changes to the capitalization, ownership structure, Board composition or operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of its securities of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, or changing its intention with respect to any and all matters referred to in this Item 4.
Item 5.	Interest in Securities of the Issuer.
(a) – (b)  The aggregate percentage of Common Stock reported owned by the Reporting Persons is based upon 18,308,923 shares of Common Stock outstanding as of July 31, 2020, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2020, plus 85 shares of Common Stock issuable upon the exercise of certain warrants.
As of the date hereof, Percy Rockdale beneficially owns 1,043,367 Shares, constituting approximately 5.7% of the Shares outstanding.  As of the date hereof, Rio Royal beneficially owns 17,300 Shares, constituting less than 1% of the Shares outstanding. As of the date hereof and by virtue of its relationship with Rio Royal discussed in further detail in Item 2, MG Capital Management may be deemed to beneficially own 18,974 Shares, consisting of (i) 1,674 Shares held  directly (including 85 Shares issuable upon the exercise of certain warrants) and (ii) the 17,300 Shares beneficially owned by Rio Royal, constituting less than 1% of the Shares outstanding.  By virtue of his relationships with Percy Rockdale and Rio Royal discussed in further detail in Item 2, Mr. Gorzynski may be deemed to beneficially own 1,062,341 Shares, consisting of (i) the 1,043,367 Shares beneficially owned by Percy Rockdale and (ii) the 18,974 Shares beneficially owned by MG Capital Management, constituting 5.8% of the Shares outstanding.  Percy Rockdale and Mr. Gorzynski have shared voting and dispositive power over the shares of Common Stock directly held by Percy Rockdale.  Rio Royal, MG Capital Management and Mr. Gorzynski have shared voting and dispositive power over the shares of Common Stock directly held by Rio Royal.  MG Capital Management and Mr. Gorzynski have shared voting and dispositive power over the shares of Common Stock directly held by MG Capital Management.
As of the date hereof, the Reporting Persons beneficially owns an aggregate of 1,062,341 Shares, constituting approximately 5.8% of the outstanding Shares. Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.
(c)            Except as set forth on Schedule 1 hereto, the Reporting Persons have not entered into any transactions in the Common Stock during the past sixty days
(d)            No Person other than the Reporting Persons have the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.
(e)            Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The Reporting Persons have entered into a joint filing agreement, dated as of October 7, 2020, a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.
The terms and conditions of the warrants to purchase 85 Shares held in the aggregate by MG Capital Management are as set forth in the Form of Series A Warrant, included as Exhibit A to the Warrant Agreement attached as Exhibit 99.3 hereto and incorporated by reference herein.
Item 7.	Material to be Filed as Exhibits.
Exhibit 99.1	Press Release and Letter to the Board of Directors of the Issuer, from Percy Rockdale, LLC, Rio Royal LLC, MG Capital Management Ltd. and Michael Gorzynski dated October 7, 2020.
Exhibit 99.2	Joint Filing Agreement to Schedule 13D by and among Percy Rockdale, LLC, Rio Royal LLC, MG Capital Management Ltd. and Michael Gorzynski dated as of October 7, 2020).
Exhibit 99.3
Form of Warrant, as attached as Exhibit A to the Warrant Agreement by and between Contura Energy, Inc., ComputerShare Inc. and ComputerShare Trust Company, N.A, dated as of July 26, 2016 (incorporated by reference to Exhibit 10.29 of the Issuer’s Registration Statement on Form S-4 filed on August 21, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 7, 2020

Percy Rockdale LLC

By:_/s/ Michael Gorzynski __________
    Michael Gorzynski, as Sole Manager

Rio Royal LLC

By:_/s/ Michael Gorzynski __________
    Michael Gorzynski, as Sole Manager

MG Capital Management Ltd.

By:_/s/ Michael Gorzynski __________
    Michael Gorzynski, as Sole Director

_/s/ Michael Gorzynski __________
Michael Gorzynski, a natural person

SCHEDULE 1
Transaction in Securities of the Issuer During the Past 60 Days
Date	Security	Amount of Shs. Bought/(Sold)	Approx. price ($) per Share
Percy Rockdale
09/04/2020	Common Stock	1,000	3.98821
09/09/2020	Common Stock	5,930	3.984527
09/10/2020	Common Stock	10,000	4.299221
09/11/2020	Common Stock	4,196	4.263979
09/14/2020	Common Stock	10,000	4.763747
09/15/2020	Common Stock	10,000	5.511009
09/16/2020	Common Stock	10,000	6.330564
09/16/2020	Common Stock	10,000	5.927154
09/16/2020	Common Stock	10,000	6.283379
09/17/2020	Common Stock	10,000	6.476157
09/17/2020	Common Stock	10,000	6.542713
09/17/2020	Common Stock	10,000	6.887236
09/17/2020	Common Stock	10,000	6.153934
09/17/2020	Common Stock	533	5.95
09/18/2020	Common Stock	10,000	6.764299
09/24/2020	Common Stock	5,000	7.975525
09/24/2020	Common Stock	5,000	8.275
09/25/2020	Common Stock	5,000	8.745364
09/25/2020	Common Stock	4,426	8.257021
09/29/2020	Common Stock	5,000	7.56
09/29/2020	Common Stock	5,000	7.33
09/29/2020	Common Stock	5,000	7.16756
09/29/2020	Common Stock	1,000	7.227615